UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [X]     Rule 13d-1(b)

            [ ]     Rule 13d-1(c)

            [ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 6 Pages

-----------------------------------------------------
CUSIP No. 479254 10 4
-----------------------------------------------------

========== =====================================================================
  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

           Johnson Trust Company - 39-1652885
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   [X]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Wisconsin
--------------- --- ------------------------------------------------------------
 NUMBER OF      5   SOLE VOTING POWER

  SHARES            116,140(1)
                --- ------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER

  OWNED BY          503,843(1)
                --- ------------------------------------------------------------
    EACH        7   SOLE DISPOSITIVE POWER

 REPORTING          116,140(1)
                --- ------------------------------------------------------------
   PERSON       8   SHARED DISPOSITIVE POWER

    WITH            503,843(1)
----------- --------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            619,983(1)
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (See Instructions)                       [ ]

            Not Applicable
----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            7.4%(1)
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (See Instructions)

            BK
================================================================================

-----------------------
(1) Includes shares of Class B Common Stock held by the reporting person that are convertible into shares of Class A Common Stock on a one share-for-one share basis.


                               Page 2 of 6 Pages

Item 1    (a)  Name of Issuer:
               --------------

               Johnson Outdoors Inc.

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               555 Main Street
               Racine, Wisconsin  53403

Item 2    (a)  Name of Person Filing:
               ---------------------

               Johnson Trust Company

          (b)  Address of Principal Business Office or, if none, Residence:
               -----------------------------------------------------------

               555 Main Street
               Racine, Wisconsin  53403

          (c)  Citizenship:
               -----------

               Wisconsin

          (d)  Title of Class of Securities:
               ----------------------------

               Class A Common Stock, $.05 par value

          (e)  CUSIP Number:
               ------------

               479254 10 4

Item 3    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
          --------------------------------------------------------------------
          (c), check whether the person filing is a:
          -----------------------------------------

          |X|  Bank as defined in Section 3(a)(6) of the Act

Item 4    (a)  Ownership:
               ---------

               Amount Beneficially Owned:

               619,983 Shares(1)(2)

          (b)  Percent of Class:
               ----------------

               7.4%(1)(2)(3)


                               Page 3 of 6 Pages

          c)   Number of Shares as to which person has:
               ---------------------------------------

               (i)   sole power to vote or to direct vote:

                     116,140 shares(1)

               (ii)  shares power to vote or to direct vote:

                     503,843 shares(2)

               (iii) sole power to dispose or direct disposition of:

                     116,140 shares(1)

               (iv)  shared power to dispose or to direct disposition of:

                     503,843 shares(2)

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          The reporting person reports beneficial ownership of shares as the sole trustee of various trusts for certain members of the family of Samuel C. Johnson. Although other persons have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of such securities, no such interests of any such person relate to more than five percent of the outstanding Class A Common Stock.

_______________
(1) Includes 66,624 shares of Class B Common Stock which are convertible on a one share-for-one share basis into shares of Class A Common Stock over which the reporting person reports sole voting and investment power.

(2) Includes 65,992 shares of Class B Common Stock which are convertible on a one share-for-one share basis into shares of Class A Common Stock over which the reporting person reports shared voting and investment power.

(3) Based on 7,171,902 shares of Class A Common Stock outstanding on February 3, 2003 and 1,222,647 shares of Class B Common Stock outstanding on February 3, 2003.

                               Page 4 of 6 Pages

Item 7    Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported by the Parent Holding Company or Control
          ----------------------------------------------------------------
          Person:
          ------

          Not applicable

Item 8    Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not applicable

Item 9    Notice of Dissolution of Group:
          ------------------------------

          Not applicable

Item 10   Certification:
          -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 14, 2003.

                                             JOHNSON TRUST COMPANY



                                             By: /s/ Brian L. Lucareli
                                                --------------------------------
                                                Signature


                                             Brian L. Lucareli/SVP-Director
                                             -----------------------------------
                                             Name/Title



                               Page 6 of 6 Pages